UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  333-265114

QYOU MEDIA INC.

(Name of registrant)

154 University Avenue, Unit 601,

Toronto, Ontario M5H 3Y9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QYOU Media Inc.
(Registrant)

Date: November 23, 2022	By:	/s/ Curt Marvis
Name: Curt Marvis
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated November 23, 2022